UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

July 20, 2009

ORDER GRANTING CONFIDENTIAL TREATMENT
UNDER THE SECURITIES EXCHANGE ACT OF 1934

ReneSola Ltd

File No. 001-33911 - CF# 23768

ReneSola Ltd submitted an application under Rule 24b-2 requesting confidential treatment for information it excluded from the Exhibits to a Form 20-F filed on June 10, 2009.

Based on representations by ReneSola Ltd that this information qualifies as confidential commercial or financial information under the Freedom of Information Act, 5 U.S.C. 552(b)(4), the Division of Corporation Finance has determined not to publicly disclose it. Accordingly, excluded information from the following exhibits will not be released to the public for the time periods specified:

Exhibit 4.26	through January 23, 2014
Exhibit 4.28	through December 31, 2010
Exhibit 4.29	through December 31, 2009

For the Commission, by the Division of Corporation Finance, pursuant to delegated authority:

Daniel Morris
Special Counsel